SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l) OF
THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 3
Atari, Inc.
(Name of Subject Company (Issuer))
Atari, Inc.
(Name of Filing Person (Offeror))
Options to Acquire Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
Common Stock: 04651M204
(CUSIP Number of Class of Securities)
Kristina Pappa
Vice President and General Counsel
Atari, Inc.
417 Fifth Avenue
New York, New York 10016
(212) 726-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Thomas C. Janson, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,559.30	$0.65

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that we purchase options to acquire an aggregate of 165,593 shares of common stock, each with an exercise price greater than $1.68, for $0.10 per option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the transaction valuation.

**	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 5, 2008, as amended on September 12, 2008 and October 7, 2008, relating to our offer to the option holders of Atari, Inc. (“Atari”) to purchase options under Atari’s 2005 Stock Incentive Plan (whether vested or unvested) upon the completion of the offer that have not expired, been exercised or withdrawn from the offer and are outstanding, in exchange for a cash payment, upon the terms and subject to the conditions described in the Offer to Purchase, the Form of Election to Tender Eligible Options, and the Form of Notice of Withdrawal of Tendered Options, all dated September 5, 2008, as amended on September 12, 2008, and the related cover letter, dated as of September 5, 2008 (the “Offer”). Except as amended and supplemented hereby and by Amendment No. 1 and Amendment No. 2, all terms of the Schedule TO and the Offer and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.
Item 4. Terms Of The Transaction.
Item 4 of the Schedule TO is hereby amended to provide the following information:
     The offer expired at 5 p.m., New York City Time, on October 8, 2008. Upon expiration of the offer, options to purchase 141,420 shares of common stock were validly tendered and not withdrawn. Atari has accepted for payment all validly tendered eligible options, as described in the Offer to Purchase. On October 8, 2008 the merger of Atari with Irata Acquisition Corp. was consummated, and all conditions to the offer have been satisfied. Accordingly, Atari will promptly pay each optionholder the cash consideration for each validly tendered eligible option as described in the Offer to Purchase.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATARI, INC.
By:	/s/ Arturo Rodriguez
	Name:	Arturo Rodriguez
	Title:	Vice President, Controller and Acting Chief Financial Officer

Dated: October 8, 2008